Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
MANADR PTE. LTD.	Singapore
MOBILE HEALTH PTE. LTD	Singapore
MOBILE HEALTH NETWORK SOLUTIONS SDN. BHD.	Malaysia
MANADR VIETNAM PTE. LTD.	Vietnam
MANA AESTHETICS PTE. LTD.	Singapore
MANADR CLINIC PTE. LTD.	Singapore
1HEALTHSERVICE PTE. LTD.	Singapore
PT MOBILE HEALTH NETWORK SOLUTION	Indonesia
KLINIK K W WONG SDN. BHD	Malaysia
SKYLINK INNOVATIONS PTE. LTD.	Singapore
MEDILINK CLINIC PTE. LTD.	Singapore